UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_________________________
FORM 11-K
_________________________

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2019
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to                     .
Commission file number 001-12658

_________________________

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
ALBEMARLE CORPORATION RETIREMENT SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Albemarle Corporation
4250 Congress Street, Suite 900
Charlotte, North Carolina 28209

ALBEMARLE CORPORATION RETIREMENT SAVINGS PLAN
INDEX OF FINANCIAL STATEMENTS AND SCHEDULES

Page(s)

Report of Independent Registered Public Accounting Firm	2

Financial Statements:

Statements of Net Assets Available for Benefits as of December 31, 2019 and 2018	3

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2019	4

Notes to Financial Statements	5-10

Supplemental Schedules:

Schedule of Assets (Held at End of Year) as of December 31, 2019	11

Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (“ERISA”) have been omitted because they are not applicable.

Signatures	12

Exhibit

Report of Independent Registered Public Accounting Firm
To the Administrator and Plan Participants of Albemarle Corporation Retirement Savings Plan
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of Albemarle Corporation Retirement Savings Plan (the “Plan”) as of December 31, 2019 and 2018 and the related statement of changes in net assets available for benefits for the year ended December 31, 2019, including the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2019 and 2018, and the changes in net assets available for benefits for the year ended December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Supplemental Information
The supplemental Schedule of Assets (Held at End of Year) as of December 31, 2019 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, are presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.
/s/ PricewaterhouseCoopers LLP
Houston, Texas
June 29, 2020

We have served as the Plan’s auditor since 1998.

ALBEMARLE CORPORATION RETIREMENT SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2019 and 2018
(in U.S. dollars)

	2019	2018
Assets:
Investments, at fair value	$782,654,013	$714,266,275
Receivables:
Employer contributions	583,890	794,102
Employee contributions	638,312	594,962
Dividends and interest	82,670	79,265
Notes receivable from participants	7,091,127	6,922,176
Net assets available for benefits	$791,050,012	$722,656,780
The accompanying notes are an integral part of these financial statements.

ALBEMARLE CORPORATION RETIREMENT SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
for the Year ended December 31, 2019
(in U.S. dollars)

2019
Additions:
Employee contributions	$25,230,194
Employer contributions	24,432,831

Dividends and interest	22,729,726
Net appreciation in fair value of investments	96,221,941
Interest income on notes receivable from participants	379,945
Total additions	168,994,637
Deductions:
Benefit payments	(100,256,209)
Administrative expenses	(345,196)
Total deductions	(100,601,405)

Net increase in net assets available for benefits	68,393,232
Net assets available for benefits, beginning of year	722,656,780
Net assets available for benefits, end of year	$791,050,012
The accompanying notes are an integral part of these financial statements.

ALBEMARLE CORPORATION RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
1.Description of Plan:

a.General and Eligibility: The Albemarle Corporation Retirement Savings Plan, as amended and restated (the “Plan”), is a defined-contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Bank of America, N.A. (“Bank of America”) serves as the Plan’s trustee and recordkeeper. Employees are eligible to become a member of the Plan on their date of employment as a regular employee of Albemarle Corporation (the “Company” or “Albemarle”). Information regarding Plan benefits, priority of distributions upon termination of the Plan and vesting is provided in the Plan agreement, which is available at the main office of the Company at 4250 Congress Street, Suite 900, Charlotte, North Carolina 28209.

b.Contributions: Non-highly compensated participants can make pre-tax 401(k) contributions, Roth 401(k) contributions or a combination thereof, ranging from a minimum of 1% to a maximum of 50% of base pay and bonus as defined in the Plan agreement, subject to annual limitations prescribed by the Internal Revenue Service (“IRS”). Albemarle matches 100% of the first 3% of base pay and bonus that eligible participants contribute to the Plan. For contributions exceeding 3% but not greater than 9% of base pay and bonus, Albemarle matches 50% of such contributions. The combined Company match to these participants cannot exceed 6% of base pay and bonus. For employees that are members of certain collective bargaining units or other employee groups as specified in the Plan, Albemarle matches 100% of the participant’s contribution up to a maximum of 5% of base pay.

Company matching contributions are made in cash and invested in accordance with the investment elections that participants choose to have their base pay and bonus deferrals invested in. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans (“rollover contributions”). Participants who have reached age 50 before the end of the plan year are eligible to make catch-up contributions. The 2019 catch-up provision allows eligible participants to make an additional pre-tax or Roth contribution of 1% to 50% of their eligible pay up to an annual maximum of $6,000. Such additional contribution does not qualify for matching contributions from the Company.

Effective April 1, 2004, the Plan was amended to allow the Company to make Defined Contribution Pension Benefit (“DCPB”) contributions (“pension contributions”) to accounts of participants hired or rehired on or after April 1, 2004. These participants are not eligible to participate in the Company’s defined benefit pension plans. Effective October 20, 2011, the Plan was further amended to allow participants hired prior to April 1, 2004 to be eligible to receive pension contributions on or after January 1, 2013, provided they meet certain eligibility requirements. Effective January 1, 2013, the pension contributions made in cash by the Company are equal to 5% of base pay and bonus for all participants.
The Company may make an additional discretionary contribution to the Plan for any plan year. No discretionary contributions were made by the Company in 2019.
Prior to January 1, 2013, matching contributions made by Albemarle were invested in the Albemarle Corporation Common Stock Fund (“Albemarle Stock Fund”). Effective January 1, 2013, Company matching contributions are made in cash and are invested in accordance with the investment elections of Plan participants. Participants may transfer funds from the Albemarle Stock Fund to other available investment options at any time.
c.Participant Accounts: Accounts are periodically adjusted to reflect activity occurring since the previous valuation date including: contributions credited to and any distributions charged against accounts; interest, dividends and realized and unrealized gains or losses to the applicable investment funds; and stock and/or units of participation purchases and/or sales by the Trustee for the Plan. The benefit to which a participant is entitled is the value of the participant’s vested account at the applicable time.

d.Vesting: All contributions (employer and participant) plus actual earnings thereon are 100% vested at all times.

e.Investment options: At December 31, 2019, the Plan’s investment options consisted of seventeen active funds and two inactive funds. Inactive funds are the Tredegar Corporation Common Stock Fund, which holds investments in common stock of Tredegar Corporation, and the NewMarket (formerly named Ethyl) Common Stock Fund, which holds investments in common stock of NewMarket Corporation. Effective January 1, 2013, a self-directed brokerage account option is also available to allow participants to select investment options not specifically offered by the Plan.

ALBEMARLE CORPORATION RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

Participants currently in the Plan may direct the investments of their contributions to any of the seventeen active funds, to the self-directed brokerage account or any combination thereof. Participants may not contribute to the two inactive funds nor transfer funds from other options into those funds. Dividends earned are reinvested in the active funds. Transfers may be made between active funds and out of the inactive funds. Effective November 1, 2012, the Plan provides that participants may not have separate investment directions for pre-tax 401(k) contributions, Roth 401(k) contributions and pension contributions; all such contributions must follow the same investment directions.

f.Participant loans: Notes receivable from participants are reported on the Statements of Net Assets Available for Benefits at their unpaid principal balance plus accrued but unpaid interest. Participants may borrow a minimum of $1,000 from their fund accounts up to a maximum equal to the lesser of $50,000 or 50 percent of the participant’s non-forfeitable account balance. The loans are collateralized by the balance in the participant’s account and bear interest at a rate of prime plus one percent as determined by the last day of the quarter preceding the loan origination date, for the life of the loan. Loan terms range from 1 to 30 years, with interest rates ranging from 3.25% to 9.50% at December 31, 2019. Principal and interest is repaid in installments during the term of the loan through payroll deductions. The pension contribution account is not available for loans and is not taken into account in determining the maximum amount of a loan available to a participant.

g.Payment of Benefits: Employees may decide whether benefits will be received directly in the form of a lump sum or rolled over to an individual IRA account or to another qualified plan. For the portion of the participant account invested in the Albemarle Stock Fund, the NewMarket Common Stock Fund and the Tredegar Corporation Common Stock Fund, the participant can receive the distribution in either cash or whole shares of stock. The Plan requires automatic payment when a participant terminates employment and has benefits in the Plan of $1,000 or less. Those participants who terminate employment with benefit amounts in excess of $1,000 may leave their accounts in the Plan or request a distribution from the Plan at their election. Absent such election, the amounts will remain in the Plan.

h.Forfeitures: Forfeitures during a plan year serve to reduce required Company contributions. For the year ended December 31, 2019, $13,146 of forfeitures were used to reduce required Company contributions. As of December 31, 2019, there was a minimal amount of forfeitures remaining which may be used as a reduction of required Company contributions for the 2020 plan year.

i.ESOP: Effective December 14, 2001, investments in the Albemarle Stock Fund, which are allocated to participants’ accounts, constitute an Employee Stock Ownership Plan (the “ESOP”). Participants may elect to have cash dividends paid on stock held by the ESOP and allocated to their accounts, distributed directly to them or reinvested. Distributions of dividends are included in Benefit payments on the Statement of Changes in Net Assets Available for Benefits and totaled approximately $57,000 in 2019.

2.Summary of Significant Accounting Policies:

General:

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting.

Accounting Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan to make significant estimates and assumptions that affect the reported amounts of assets as of the date of the financial statements and the reported amounts of changes in assets available for benefits during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties:

Plan assets include various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could

ALBEMARLE CORPORATION RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

Securities Valuation:

Investments are stated at values determined as follows:

Common stocks	-	Fair value, based on the last published sale price on the New York Stock Exchange (or other major exchange).

Mutual funds	-	Net asset value of shares or units held by the Plan at year-end, based on the quoted market value of the underlying assets. There are no restrictions on redemptions of these investments.

Money Market Funds	-	Cost, which approximates fair value based on short term maturities and liquidity.

Common/Collective Trusts:

Stable Value Retirement Fund	-	Net asset value of units held by the Plan at year-end, with the underlying assets valued as follows: investments in Guaranteed Insurance Contracts (“GIC’s”) and Bank Investment Contracts (“BIC’s”) with benefit responsive features are carried at cost plus accrued interest. Money market instruments and U.S. Government agency obligations are valued at amortized cost, which approximates fair value.

Equities	-
Net asset value of units held by the Plan at year-end. The net asset value is determined by each fund’s trustee based upon the fair value of the underlying assets owned by the fund, less liabilities, divided by the number of outstanding units. Redemption is permitted daily with no significant restrictions or notice periods. These funds had no unfunded commitments at December 31, 2019.

Fixed Income	-
Net asset value of units held by the Plan at year-end. The net asset value is determined by each fund’s trustee based upon the fair value of the underlying assets owned by the fund, less liabilities, divided by the number of outstanding units. Redemption is permitted daily with no significant restrictions or notice periods. These funds had no unfunded commitments at December 31, 2019.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Securities Transactions and Related Investment Income:

Securities transactions are accounted for on a trade-date basis and dividend income is recorded on the ex-dividend date. Interest income is recorded when earned. The Plan reports in the Statement of Changes in Net Assets Available for Benefits the “net appreciation in fair value of investments,” which consists of realized gains and losses and changes in the unrealized appreciation (depreciation) on those investments. Investment income is allocated to participant accounts in proportion to the participant’s account balance.

Payment of benefits:

Benefit payments are recorded when paid.

ALBEMARLE CORPORATION RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
Administrative Expenses:

Administrative expenses associated with operating and managing the Plan are paid by the Company in accordance with a fee agreement with the Trustee, and are generally calculated based on the number of participants in the Plan. However, in accordance with the fee agreement, the Plan may receive credits from the Trustee based on the level of investment-related processing, service and other fees earned by the Trustee. Such credits are included in Dividends and interest on the Statement of Changes in Net Assets Available for Benefits. Plan participants who have selected the self-directed brokerage account option pay an annual record-keeping fee as well as commissions and fees for certain trades.

3.Federal Income Taxes:

The IRS issued a favorable determination letter dated January 9, 2015, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and is therefore exempt from federal income taxes. The Plan has been amended since receiving the determination letter; however, the Plan administrator believes that the Plan is designed and currently being operated in compliance with the applicable provisions of the Code.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would be sustained upon examination by the IRS. Plan management has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2019 and 2018, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. As of December 31, 2019, the Company believes that it is no longer subject to income tax examination for years prior to 2014.

4.Plan Termination:

Although Albemarle has not expressed any intent to do so, it has the right under the Plan to discontinue its contributions at any time and terminate the Plan subject to the provisions of the ERISA. In the event of Plan termination, the assets of the Plan shall be allocated to participants in proportion to their account balances as of the effective date of termination.

5.Fair Value Measurements:

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). The inputs used to measure fair value are classified into the following hierarchy:

Level 1	Unadjusted quoted prices in active markets for identical assets or liabilities

Level 2	Unadjusted quoted prices in active markets for similar assets or liabilities, or

Unadjusted quoted prices for identical or similar assets or liabilities in markets that are not active, or

Inputs other than quoted prices that are observable for the asset or liability, or

Inputs that are derived principally from or corroborated by observable market data by correlation or other means

Level 3	Unobservable inputs for the asset or liability

ALBEMARLE CORPORATION RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
The following tables set forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2019 and 2018:

	Investments at Fair Value as of December 31, 2019
	Level 1	Level 2	Level 3	Total
Albemarle Stock Fund	$103,050,741	$—	$—	$103,050,741
Mutual funds	277,469,402	—	—	277,469,402
Brokerage securities	18,770,871	—	—	18,770,871
Common stock funds	6,644,641	—	—	6,644,641
Money market funds	18,003,728	—	—	18,003,728
Total assets in the fair value hierarchy	423,939,383	—	—	423,939,383
Investments measured at net asset value(a)	—	—	—	358,714,630
Total Investments at fair value	$423,939,383	$—	$—	$782,654,013

	Investments at Fair Value as of December 31, 2018
	Level 1	Level 2	Level 3	Total
Albemarle Stock Fund	$118,232,755	$—	$—	$118,232,755
Mutual funds	292,540,421	—	—	292,540,421
Brokerage securities	18,209,502	—	—	18,209,502
Common stock funds	6,646,641	—	—	6,646,641
Money market funds	18,252,056	—	—	18,252,056
Total assets in the fair value hierarchy	453,881,375	—	—	453,881,375
Investments measured at net asset value(a)	—	—	—	260,384,900
Total Investments at fair value	$453,881,375	$—	$—	$714,266,275

(a)The common/collective trusts are measured at fair value using the net asset value per share (or its equivalent) practical expedient and have not been categorized in the fair value hierarchy. The fair value amount presented in this table is intended to permit reconciliation of the fair value hierarchy to the amount presented on the Statements of Net Assets Available for Benefits.

The asset’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used maximize the use of observable inputs and minimize the use of unobservable inputs. See Note 2 for a description of the valuation methodologies for assets measured at fair value.

During 2019, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $96,221,941.

6.Party-in-Interest Transactions:

The applicable fiduciaries are not aware of any transaction between the Plan and a party-in-interest (as defined by ERISA) or disqualified person (as defined in the Code) to the Plan (1) which is prohibited under the fiduciary responsibility provisions of ERISA or the prohibited transaction provisions of the Code, or (2) which has not been exempted from such prohibitions pursuant to a class exemption issued by the Department of Labor.

One Plan investment is managed by Bank of America, the Trustee of the Plan. For the year ended December 31, 2019, purchases and sales of this investment were as follows:

	Purchases		Sales
	Shares	Amount	Shares	Amount
Merrill Lynch Retirement Bank Account	5,528,597	$5,528,598	23,018,663	$23,018,743

Participants also have the option of investing in the Albemarle Stock Fund. Purchases of 225,870 shares of the Albemarle Stock Fund totaled $16,798,394 for the year ended December 31, 2019. Distributions made in and sales of 264,800 shares of the Albemarle Stock Fund totaled $19,389,376 for the year ended December 31, 2019. Participant loans also qualify as party-in-interest transactions.

These transactions qualify as exempt party-in-interest transactions under ERISA. They are not, however, prohibited transactions.

7.Unallocated Assets:

Unallocated assets at December 31, 2019 and 2018 were $188,367 and $838,456, respectively. Unallocated assets include forfeitures, interest and dividends receivable and cash held in money market funds. These unallocated assets are included in Investments in the Statements of Net Assets Available for Benefits.

8.Reconciliation of Financial Statements to Form 5500:

The following is a reconciliation of net assets available for benefits per the financial statements as of December 31, 2019 and 2018, respectively, to the Form 5500:

	2019	2018
Net assets available for benefits per the financial statements	$791,050,012	$722,656,780
Fair value reporting difference for fully benefit-responsive investment contracts	1,512,020	(866,062)
Amounts allocated to withdrawing participants	(106,187)	(808,160)
Net assets available for benefits per the Form 5500	$792,455,845	$720,982,558

The following is a reconciliation of net decrease in net assets available for benefits per the financial statements for the year ended December 31, 2019 to the Form 5500:

Net increase in net assets available for benefits per the financial statements	$68,393,232
Less: Fair value reporting difference for fully benefit-responsive investment contracts	2,378,082
Less: Benefit payment amounts currently payable at December 31, 2019	(106,187)
Add: Benefit payment amounts payable at December 31, 2018	808,160
Net increase in net assets per Form 5500	$71,473,287

9.Subsequent Events:

In 2020, the novel coronavirus ("COVID-19") pandemic has led to volatility in the global financial markets. The Plan invests in various investment securities which are exposed to various risks, such as interest rate, credit, and overall market volatility risk. There is significant uncertainty around the length and severity of the impact of the COVID-19 pandemic on the U.S. and international economies and, as such, the Plan is unable to determine if it will have a material impact on its financial statements in the future.

On March 27, 2020, the Coronavirus Aid, Relief, and Economic Security Act ("CARES Act") was enacted, providing for special distribution options and rollover rules for retirement plans and expands permissible loans from certain retirement plans. The Company incorporated several provisions that temporarily impact the Plan, such as an increase on the limit of distributions up to $100,000, allowance for a second loan, an increase on the limit of a single loan up to $100,000 and deferral of loan payments until December 2020.

ALBEMARLE CORPORATION RETIREMENT SAVINGS PLAN
SCHEDULE H, LINE 4i- SCHEDULE OF ASSETS (HELD AT END OF YEAR)
EIN 54-1692118, Plan #002
December 31, 2019

(a)	(b) Identity	(c) Description	(d) Cost**	(e) Current Value
	Invesco Stable Value Retirement Fund	Collective trust	$—	$82,175,008
*	Merrill Lynch Bank Deposit Program	Interest-bearing, money market deposit account	—	105,697
	Vanguard Federal Money Market Inv	Interest-bearing, money market deposit account	—	17,895,069
	NT Collective Ext EQ Mkt	Collective trust	—	67,334,265
	Fiam SM Mid Cap Core Comgld K	Collective trust	—	42,511,995
	Northern Trust Collective AGG BD IDX Tier 3	Collective trust	—	19,117,799
	Northern Trust Collective EAFE Indx T3	Collective trust	—	17,340,219
	Northern Trust Collective S&P 500 Tier 3	Collective trust	—	130,235,344
	Pimco Income Fund Instl GL	Mutual fund	—	21,258,347
	JP Morgan Large Cap Growth Fund R6	Mutual fund	—	56,386,603
	American Europacific Growth R6	Mutual fund	—	43,878,670
	Dodge & Cox Income	Mutual fund	—	38,665,520
	Dodge & Cox Stock Fund	Mutual fund	—	27,546,693
	Vanguard Balanced Index Instl	Mutual fund	—	79,057,940
	Vanguard Emerging Mkts Instl	Mutual fund	—	10,342,223
	Brokerage Account	Brokerage securities	—	18,770,871
	Wells Fargo Absolute Retn Inst	Mutual fund	—	333,406
*	Albemarle Stock Fund	$.01 par value, 1,410,881 shares	—	103,050,741
	NewMarket Common Stock Fund	$1.00 par value, 13,362 shares	—	6,500,821
	Tredegar Corporation Common Stock Fund	No par value, 6,435 shares	—	143,820
	Money Market Fund	Cash-interest bearing – short term money market investments	—	2,962
	Total plan investments		—	$782,654,013
*	Notes receivable from participants	Terms from 1- 30 years with interest rates from 3.25% to 9.50%	—	$7,091,127

* Denotes a party-in-interest to the Plan.
** Cost information is not required for participant directed investments.

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ALBEMARLE CORPORATION RETIREMENT SAVINGS PLAN

BY:	/s/ Scott A. Tozier
Scott A. Tozier
Chairman of the Benefit Plans Investment Committee
Dated: June 29, 2020

EXHIBIT INDEX

Exhibit No.	Description
23.1	Consent of Independent Registered Public Accounting Firm